ADVENT WIRELESS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Advent Wireless Inc. (the "*Company*") will be held at the offices of Devlin Jensen at Suite 2550 – 555 West Hastings Street, Vancouver, British Columbia on Friday, the 27th day of June, 2008, at 10:00 a.m. (Vancouver Time) (the "*Meeting*"), for the following purposes:

1. to receive the financial statements of the Company for the fiscal year ended December 31, 2007, together with the auditor's report thereon and the report of the Directors of the Company;

2. to approve and ratify the actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting;

3. to re-appoint PriceWaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4. to set the number of Directors at seven;

5. to elect Directors for the ensuing year;

6. to approve the Company's 2008 Stock Option Plan, which shall be limited to 10% of the issued shares of the Company at the time of any granting of options;

7. to approve, by disinterested shareholders, reductions in the exercise prices of previously granted options held by insiders, as more fully set forth in the Information Circular accompanying this Notice of Meeting; and

8. to transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a company, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 23rd day of May, 2008.

BY ORDER OF THE BOARD

"Gen Wong"
President and Director

ADVENT WIRELESS INC.

MANAGEMENT INFORMATION CIRCULAR
as at **May 23, 2008** (except as indicated)

This information circular ("*Information Circular*") is provided in connection with the solicitation of proxies by the management of **Advent Wireless Inc.** (the "*Company*") for use at the Annual General Meeting of the shareholders of the Company (the "*Meeting*") to be held on **June 27, 2008,** at the offices of Devlin Jensen at Suite 2550 – 555 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver Time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("*Notice of Meeting*").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company by fax: (604) 689-8144, by mail or by hand at: 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Pacific Corporate Trust Company by fax: (604)689-8144, by mail or by hand at: 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. **In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called "*Beneficial Shareholders*") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders **will not** appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. **As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.**

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("*ADP*"). ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.**

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the proxy.

RECORD DATE

The Directors of the Company have set the close of business on **May 23, 2008**, as the record date (the "*Record Date*") for the Meeting. Only common shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote these shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholders transfer shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established ownership of such shares, requests not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee will be entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of this Information Circular. As such, all current Directors, current executive officers and persons who were Directors during the previous 12 months, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares Owned(1)
Gen Wong	Director & President	290,444
Edgar Pang	Director, CFO & Secretary	215,466
Alice Chiu	Director	1,162,083
Bill Hui	Director	Nil
Wing Kai Lau	Director	Nil
Ken Vong	Director	294,990
Sin-Kuen Yau	Director	453,333
Anthony Kei-Fat Chan	Former Director(2)	807,562
Rebecca Chui	Former Director(3)	73,333

Notes:
(1) This information has been furnished by the respective individuals.
(2) Mr. Chan resigned as a director of the Company on June 21, 2007.
(3) Ms. Chui resigned as a director of the Company on June 21, 2007.

Other than as specifically discussed in this Information Circular, no Director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The holders of the Company's common shares of record on the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held. The Company is authorized to issue 100,000,000 common shares without par value of which 11,105,519 shares are issued and outstanding as at the Record Date. The Company has no other class of voting securities.

A quorum for the transaction of business at the Meeting is "two persons who are, or who represent by proxy, shareholders who are entitled to be voted at the meeting".

To the knowledge of the Directors and executive officers of the Company, and based on the Company's review of the records maintained by Computershare Investor Services Inc., electronic filings with the System for Electronic Document Analysis and Retrieval (SEDAR) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), the following shareholder beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Co.[(1)] PO Box 1038, STN A 25 THE Esplanade Toronto, ON M5W 1G5	5,338,215 [(2)]	48.1%
Alice Man Yee Chiu 1183 Sutton Place West Vancouver, BC V7S 2L3	1,162,083	10.5%

Notes:
(1) CDS is a clearing agency.
(2) The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company's shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following terms have the meanings set out below:

Chief Executive Officer ("*CEO*") means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer ("*CFO*") means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan ("*LTIP*") means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do no include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Stock Appreciation Rights ("*SAR's*") means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based

wholly or in part on changes in the trading price of publicly traded securities.

The following table sets out certain information respecting the compensation paid to the CEO and CFO and any other executive officer of the Company whose salary and bonus for the financial year ended December 31, 2007 exceeded $150,000, for each of the Company's last three financial years. These individuals are referred to collectively as "*Named Executive Officers*" or "*NEO's*".

NEO Name and Principal Position	Year Ended Dec 31	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)[1]	Bonus ($)[1]	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Gen Wong President & Director	2007 2006 2005	65,500.00 64,407.00 61,552.36	102,776.94 103,900[2] 97,427.80	Nil Nil Nil	Nil Nil 120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Edgar Pang CFO, Secretary & Director	2007 2006 2005	157,048.72 111,592.78 109,384.51	160,000 129,300[3] 196,355.60	Nil Nil Nil	Nil Nil 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Includes salaries and bonuses received from the Company's subsidiaries.

(2) $50,000 of this amount was accrued but unpaid in fiscal 2006.

(3) $80,000 of this amount was accrued but unpaid in fiscal 2006.

Long-term Incentive Plan Awards

The Company made no long-term incentive plan awards during the most recently completed financial year.

Option Grants to NEOs During the Fiscal Year Ended December 31, 2007

The table below sets out stock options granted to NEOs under the Company's Stock Option Plan during the financial year ended December 31, 2007.

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
Gen Wong	120,000	12%	$0.26	$0.35	May 31, 2008
Edgar Pang	300,000	30%	$0.26	$0.35	May 31, 2008

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company's stock option plan during the financial year ended December 31, 2007, and the number and value of unexercised options as at December 31, 2007.

NEO Name	No. of Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options at Dec. 31, 2007 (#) Exercisable /Unexercisable	Value of Unexercised in-the-Money Options at Dec. 31, 2007 ($)[(2)] Exercisable /Unexercisable
Gen Wong	120,000	N/A	120,000	$26,400
Edgar Pang	300,000	N/A	300,000	$66,000

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on December 31, 2007 of $0.48 and the exercise price of options outstanding, multiplied by the number of common shares purchasable under such options.

Option Repricings

No options to NEOs were repriced during the financial year ended December 31, 2007.

Defined Benefit or Actuarial Plan Disclosure

The Company had no Defined Benefit or Actuarial Plan as at the year ended December 31, 2007.

Employment Contracts

During fiscal 2007, the Company did not have written employment contracts with any NEOs. Refer to "Compensation of Directors" below for information on other payments made by the Company to the NEOs during fiscal 2007.

Compensation of Directors

During the year ended December 31, 2007, the Directors of the Company received a salary of up to $3,000 per annum and an additional $500 per Director for each Director's meeting attended by the Director.

During the year ended December 31, 2007, the following Directors were paid by the Company and/or its subsidiaries, as follows:

(i) During the year ended December 31, 2007, a total of $5,500 was paid to Gen Wong, a Director and the President of the Company, for Director's fees ($2,500) and salary ($3,000). In addition, the Company's subsidiary paid Mr. Wong $60,000 as a salary and $102,776.94 as a bonus with respect to his position as Vice-President.

(ii) During the year ended December 31, 2007, a total of $5,500 was paid to Edgar Pang, a Director, the CFO and the Secretary of the Company, for Director's fees ($2,500) and salary ($3,000). In addition, the Company's subsidiary paid Mr. Pang $151,548.72 as a salary and $160,000 as a bonus with respect to his position as Vice-President Finance.

(iii) During the year ended December 31, 2007, a total of $3,500 was paid to Alice Chiu, a Director of the Company, for Director's fees ($500) and salary ($3,000). In addition, the Company's subsidiary paid Ms. Chiu $89,478.90 as a salary and $51,700 as a bonus with respect to her position as Public Relations Manager.

(iv) During the year ended December 31, 2007, a total of $5,500 was paid to Bill Hui, a Director of the Company, for Director's fees ($2,500) and salary ($3,000).

(v) During the year ended December 31, 2007, a total of $2,086 was paid to Wing Kai Lau, a Director of the Company, for Director's fees ($500) and salary ($1,586).

(vi) During the year ended December 31, 2007, a total of $5,500 was paid to Ken Vong, a Director of the Company, for Director's fees ($2,500) and salary ($3,000).

(vii) During the year ended December 31, 2007, a total of $5,000 was paid to Sin-Kuen Yau, a Director of the Company, for Director's fees ($2,000) and salary ($3,000).

(viii) During the year ended December 31, 2007, a total of $1,914 was paid to Anthony Kei-Fat Chan, a former Director of the Company, for Director's fees ($500) and salary ($1,414). In addition, the Company's subsidiary paid Mr. Chan $31,395 as a salary and $41,360 as a bonus with respect to his position as Vice-President.

(ix) During the year ended December 31, 2007, a total of $1,914 was paid to Rebecca Chui, a former Director of the Company, for Director's fees ($500) and salary ($1,414). In addition, the Company's subsidiary paid Ms. Chui $44,879 as a salary and $41,360 as a bonus with respect to her position as Administration Manager.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During fiscal 2007, the Company maintained a 10% rolling stock option plan (the "*2007 Stock Option Plan*") dated June 21, 2007, which was approved by the Company's shareholders at its last Annual General Meeting held on June 21, 2007, and by the TSX Venture Exchange on October 29, 2007. Pursuant to the 2007 Stock Option Plan, the Directors, or a committee of Directors appointed by the Board, granted to Directors, officers, employees, management company employees and consultants of the Company options to purchase common shares.

The 2007 Stock Option Plan was the only equity compensation plan of the Company for fiscal 2007. The following table sets forth information with respect to the options outstanding under the 2007 Stock Option Plan as at May 23, 2008.

Plan Category	Number of common shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of common shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by Shareholders	1,000,000	$0.26	110,551
Equity Compensation Plans not approved by Shareholders	Nil	N/A	N/A
TOTAL:	1,000,000	$0.26	110,551

Description of the 2007 Stock Option Plan

Following is a summary of the substantive terms of the 2007 Stock Option Plan, a copy of which is available upon request from the corporate secretary of the Company.

Under the 2007 Stock Option Plan, the aggregate number of optioned shares that may be issued under the 2007 Stock Option Plan may not exceed 10% of the number of issued and outstanding common shares of the Company at the time of granting of options under the 2007 Stock Option Plan.

The Board has the discretion to grant options pursuant to the terms of the 2007 Stock Option Plan. Options may be granted to eligible persons, being: Directors, officers, employees, management company employees or consultants. Limitations on issue include: (a) no more than 5% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to any one optionee in any 12 month period; (b) no more than 2% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to any one consultant in any 12 month period; (c) no more than an aggregate of 2% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to all persons conducting investor relations activities within any 12 month period; and (d) no options may be granted if the Company is designated "inactive" by the TSX Venture Exchange.

Pursuant to the 2007 Stock Option Plan, the exercise price of options is set by the Board and cannot be less than the Discounted Market Price (as such term is defined in TSX Venture Exchange policies). Options may be granted for a maximum of 5 years from the date of grant. Any options that expire unexercised or that are otherwise lawfully cancelled will be eligible for re-issue under the 2007 Stock Option Plan.

All options granted under the 2007 Stock Option Plan are non-assignable.

Vesting provisions are at the sole discretion of the Board except that options granted to consultants conducting investor relations activities will vest, at a minimum, over a period of not less than 12 months as to 25% on the date that is three months from the date of grant and a further 25% on each successive date that is three months from the date of the previous vesting.

Any reduction in exercise price of an option previously granted to an insider requires disinterested shareholder approval.

Options will expire immediately upon the optionee leaving his or her employment/office except that:

(a) in the case of death of an optionee, any vested options held by the deceased at the date of death will become exercisable by the optionee's estate until the earlier of one year after the date of death and the date of expiration of the term otherwise applicable to such option;

(b) options granted to a person conducting investor relations activities may be extended, at the discretion of the Board, for a period of up to 30 days after the date such person ceases to conduct such activities, but only to the extent that such optionee was vested in the option at the date the optionee ceased to conduct such activities;

(c) options granted to an optionee other than one conducting investor relations activities may be extended, at the discretion of the Board, for a period of up to 90 days after the optionee ceases to be employed/provide services but only to the extent that such optionee was vested in the option at the date the optionee ceased to be employed/provide services; and

(d) in the case of an optionee dismissed from employment/service for cause, such options, whether vested or not, will immediately terminate without right to exercise same.

Pursuant to TSX Venture Exchange policies, the Company must seek shareholder approval annually for 10% rolling stock option plans. The 2008 stock option plan that management will present to the shareholders for approval this year will contain substantially the same terms as the 2007 Stock Option Plan. Refer to "*Particulars of Matters to be Acted Upon – 6. 2008 Stock Option Plan*" for further details on the stock option plan that management will be seeking approval for this year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, executive officer, employee, proposed nominee for Director or any associate or affiliate of any of them or any former executive officer, Director or employee of the Company has been indebted to the Company for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines "*informed person*" to mean any of the following: (a) a Director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

During year ended December 31, 2007, no management functions of the Company were to any substantial degree performed by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("*NI 58-101*") requires that each reporting company disclose its corporate governance practices on an annual basis. The Company's general approach to corporate governance is summarized below.

Board of Directors

Independence

Section 1.4 of National Instrument 52-110 – *Audit Committees* ("*NI 52-110*") sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of NI 52-110, four of the seven members of the Board are independent. The members who are independent are Bill Hui, Wing Kai Lau, Ken Vong and Sin-Kuen Yau. Gen Wong is not independent by virtue of the fact that he is an executive officer of the Company (President) and an executive officer of a subsidiary of the Company (Vice-President). Edgar Pang is not independent by virtue of the fact that he is an executive officer of the Company (CFO & Secretary) and an executive of a subsidiary of the Company (Vice-President of Finance). Alice Chiu is not independent by virtue of the fact that she is an executive officer of a subsidiary of the Company (PR Manager).

Other Directorships

No Directors of the Company serve as Directors of any other reporting issuers or reporting issuer equivalents.

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

A Code of Ethical Business Conduct is currently under review by the Board.

Nomination of Directors

The Board does not have a nominations committee or a formal procedure with respect to the nomination of directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Compensation Committee

In fiscal 2007, the Board of Directors of the Company appointed a Compensation Committee composed of three directors: Bill Hui, Ken Vong and Sin-Kuen Yau. During fiscal 2007, none of these Directors were officers or employees of the Company.

The primary purpose of the Compensation Committee is to act as administrator of the Company's stock option plan; review forms of compensation to be provided to the officers and employees, including stock compensation; discharge the Board's responsibilities relating to compensation of executive officers, in accordance with applicable rules and regulations; grant options to purchase common shares of the Company to employees and executive officers; and review and make recommendations to the Board regarding all forms of compensation to be provided to the directors of the Company, including stock compensation.

Audit Committee

The Audit Committee is comprised of Bill Hui, Ken Vong and Sin-Kuen Yau, who are financially literate in accordance with national securities legislation.

Mr. Hui has served on the Audit Committee for four years. Mr. Hui has a degree in Business Studies, and a Masters in Business Administration. Mr. Hui is the founder of Conett Developments Ltd., and has served as the President of Conett Developments for over 15 years.

Mr. Vong has a degree in Business Studies and a Masters in Computer Science. Mr. Vong served as the Vice-President of Am-Call Paging Corporation for over 10 years, and is currently a self-employed investment consultant.

Mr. Yau has served on the Audit Committee for over ten years. Mr. Yau has a strong background in Sales & Marketing, and was a Sales Manager with Am-Call Wireless Inc. for over 10 years. Mr. Yau is currently a self-employed sales & media consultant.

Applying the definition set out in section 1.4 of NI 52-110, all three members of the Audit Committee are independent.

The Committee's mandate includes reviewing: (i) the financial statements, reports and other financially-based information provided to shareholders, regulators and others; (ii) the internal controls that management and the Board have established; and (iii) the audit, accounting and financial reporting processes generally. In meeting these responsibilities, the Audit Committee monitors the financial reporting process and internal control system; reviews and appraises the work of the external auditors; and provides an open avenue of communication between the external auditors, senior management and the Board.

A copy of the Audit Committee's Charter is attached hereto as Schedule "A".

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, "*audit fees*" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "*Audit-related fees*" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "*Tax fees*" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "*All other fees*" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$56,000	Nil	Nil	Nil
December 31, 2006	$49,000	Nil	Nil	$7,500

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of NI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2007. A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2. Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3. Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of PriceWaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4. Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at seven.

5. Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors. Each Director elected will hold office until the close of the next Annual General Meeting, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as Directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 23, 2008.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Number of Shares Beneficially Owned or Controlled[1]
GEN WONG Richmond, BC *Director & President*	Vice-President, Am-Call Wireless Inc. (1995-Present)	April 2, 2003	290,444
ALICE CHIU West Vancouver, BC *Director*	PR Manager, Am-Call Wireless Inc. (1994-Present)	February 6, 2004	1,162,083
BILL HUI[2] [3] Vancouver, BC *Director*	President (Founder) Conett Developments Ltd.	June 18, 2003	Nil
WING KAI LAU Delta, BC *Director Nominee*	Director, Latt Label Inc. (2000 to Present)	June 21, 2007	Nil
EDGAR PANG Markham, ON *Director, CFO & Secretary*	Vice-President-Finance, Am-Call Wireless Inc. (1991-2004), President, Am-Call Wireless Inc. (2004-Present)	April 24, 1992	215,466
KEN VONG[2] [3] Richmond, BC *Director*	Self-employed consultant (2001-Present), Vice-President, Am-Call Paging Corp. (1992-2001)	November 1, 2004	294,990

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Number of Shares Beneficially Owned or Controlled[1]
SIN-KUEN YAU[2][3], Vancouver, BC *Director*	Sales Manager, Am-Call Wireless Inc. (1992-2004), Self-Employed Consultant (2004-Present)	April 24, 1992	453,333

Notes:
(1) This information has been furnished by the respective Directors.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.

6. 2008 Stock Option Plan

The policies of the TSX Venture Exchange require all listed companies to establish an incentive stock option plan and to have the plan presented to shareholders for approval. At the Meeting, the management of the Company will ask the shareholders to approve a rolling 10% stock option plan for 2008 (the "*2008 Stock Option Plan*"). The 2008 Stock Option Plan will consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the 2008 Stock Option Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the 2008 Stock Option Plan.

The terms of the 2008 Stock Option Plan are substantially the same as the 2007 Stock Option Plan, which are summarized above under "*Description of the 2007 Stock Option Plan*".

In addition, a complete copy of the 2008 Stock Option Plan is attached hereto as Schedule "B".

The Company is asking Shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's 2008 stock option plan (the *"2008 Stock Option Plan")* be and it is hereby adopted and approved;

2. the Board of Directors be authorized to grant options under and subject to the terms and conditions of the 2008 Stock Option Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;

3. the outstanding stock options which have been granted prior to the implementation of the 2008 Stock Option Plan shall, for the purpose of calculating the number of stock options that may be granted under the 2008 Stock Option Plan, be treated as options granted under the 2008 Stock Option Plan; and

4. the Directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

7. Disinterested Amendments To Incentive Stock Options Held By Insiders

TSX Venture Exchange policy also requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of options granted to insiders. This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders. For the purposes of the approval to the resolution described under this section, "*disinterested shareholder approval*" means a simple majority of all shares voted, with any shares owned by insiders of the Company, either directly or beneficially, being excluded from such vote.

During the past fiscal year, the Company has not reduced the price of any incentive stock options held by insiders. However, the approval of disinterested shareholders will be sought at the Meeting for such reductions, which may occur in the ensuing year.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in its comparative financial statements and management's discussion and analysis for the Company's most recently completed financial year. Copies of this information are available either on SEDAR or by contacting the Company at its offices located at #1103 – 3779 Sexsmith Road, Richmond, British Columbia, V6X 3Z9, Phone: (604) 279-8868; Fax: (604) 270-0880.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 23rd day of May, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

"*Gen Wong*"
President & Director

Schedule "A"
to Information Circular of
Advent Wireless Inc. (May 23, 2008)

AUDIT COMMITTEE CHARTER

I. Responsibilities

The Audit Committee (the "*Committee*") of the Board of Directors (the "*Board*") of Advent Wireless Inc. (the "*Company*") is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing (1) the financial statements, reports and other financially-based information provided to shareholders, regulators and others, (2) the internal controls that management and the Board have established and (3) the audit, accounting and financial reporting processes generally. In meeting these responsibilities, the Committee will:

(a) monitor the financial reporting process and internal control system;

(b) review and appraise the work of the external auditors; and

(c) provide an open avenue of communication between the external auditors, senior management and the Board.

The external auditors are accountable to the shareholders through the Committee. The Committee is responsible for ensuring that the external auditors comply with the requirements stipulated in this Charter and satisfying itself of the external auditors' independence.

II. Authority

The Board grants the Committee the authority to:

(a) engage independent counsel and other advisers as it determines necessary to carry out its duties;

(b) set and pay compensation for any advisers employed by the Committee; and

(c) communicate directly and indirectly with internal and external auditors.

III. Composition and Expertise

The Committee shall yearly appoint the Committee members (the "*Members*") and shall be comprised of a minimum of three Members. Each Member shall be a director of the Company. Each Member must satisfy the requirements mandated by *Multilateral Instrument 52-110 – Audit Committees* ("*MI 52-110*") (see Appendix 1 for the definitions of each).

The Members of the Committee shall be elected annually by the Board at the first meeting of the Board following the annual general meeting. Unless a Chairperson is elected by the Board, the Members of the Committee may designate a Chairperson by majority vote of the full Committee.

IV. Duties and Responsibilities

In order to carry out its responsibilities and duties, the Committee shall:

Document Review

1. Review and assess the adequacy of this Charter, at least annually.

2. Review the Company's annual and quarterly financial statements including MD&A and recommend their acceptance to the Board prior to their filing or public release. The Committee shall determine whether the financial statements are complete, reliable and consistent, and fairly and accurately state the financial results and condition of the Company, and are in accordance with the relevant generally accepted accounting principles (GAAP).

3. Review the Company's annual and interim earnings releases before their public release by the Company.

4. Review any reports or other financial information submitted to any securities regulator, stock exchange or other authority or released to the shareholders or the public, including any certification, report, prospectus, opinion or review rendered by the external auditors.

5. Review related compliance policies and reports received from regulators.

6. Review certain disclosure in Annual Information Form as required by Form 52-110F1 including in respect of this Committee's Charter, the composition of this Committee, the education and experience of Members, the reliance on certain exemptions, if applicable, and external auditor service fees.

External Auditors

7. Recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services and compensation to be paid to the external auditors.

8. Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting.

9. On an annual basis, obtain from the external auditors a formal written statement delineating all relationships between the auditors and the Company, in accordance with Independence Standards Board Standard No. 1.

10. On an annual basis, review and discuss with the external auditors all significant relationships or services that may impact the auditors' independence and objectivity.

11. Review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant, recognizing the auditor's ultimate accountability to the Board.

12. Periodically consult with the external auditors out of the presence of management about internal controls and the fullness and accuracy of the financial statements.

13. Approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

Financial Reporting Processes

14. In consultation with the external auditors, review the scope and integrity of the financial reporting processes, both internal and external.

15. Consider the external auditors' judgments about the quality and appropriateness of the accounting principles as applied in the Company's financial reporting.

16. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the external auditors or management.

17. Monitor the risks that are germane to the industry in which the Company operates including hedging, derivative trading and environmental concerns.

18. Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure and the periodic assessment of such procedures.

Process Improvement

19. Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting on auditing matters.

20. Establish a system of reporting to the Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

21. Following completion of the annual audit, review separately with each of management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

22. Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

23. Review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

Legal Compliance

24. Ensure that management has the proper review system in place so that the Company's financial statements, reports and other financial information satisfy all legal and regulatory requirements.

25. Review the qualifications of the accounting and financial personnel.

26. Review, with the Company's counsel, legal compliance matters including corporate securities trading policies.

27. Review, with the Company's counsel, any legal or regulatory matter that could have a material impact on the Company's financial statements.

General

28. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

29. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and retain independent counsel, accountants or other advisers to assist it in the conduct of any such investigation.

30. Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate including (i) at least annually with management and the external auditors in separate sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately, and (ii) quarterly with the external auditors and management to review the Company's financial statements. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of the Company.

The Chairperson will, in consultation with the other members of the Committee and appropriate officers of the Company, establish the agenda for each Committee meeting. Any Member may submit items to be included on the agenda. Members may also raise subjects that are not on the agenda at any meeting. The Chairperson or a majority of the Members may call a meeting of the Committee at any time. A majority of the number of Members selected by the Board will constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Members present at a meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law or the Company's bylaws. The Chairperson will supervise the conduct of the meetings and will have other responsibilities as the Committee may specify from time to time. A secretary of the meeting will be selected and will be responsible for transcribing the minutes of the Meeting.

Resources

The Committee shall have complete access to all appropriate Company personnel in order to secure all information necessary to fulfill its duties.

VI. Annual Review

At least annually, the Committee will (a) review this Charter and recommend any changes to the Board and (b) evaluate its own performance against the requirements of this charter and report the results of this evaluation to the Board. The evaluation will include establishment of the goals and objectives of the Committee for the upcoming year.

APPENDIX 1
To Audit Committee Charter

Meaning of "Independence"

(1) A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.

(2) For the purposes of subsection (1), a material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an Company:

(a) an individual who is, or has been, an employee or executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;

(b) an individual whose immediate family member is, or has been, an executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;

(c) an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(d) an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(e) an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Company's current executive officers serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f) an individual who

(i) has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(ii) receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Company, other than as remuneration for acting in his or her capacity as a member of the board of

directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

(g) an individual who is an affiliated entity of the Company or any of its subsidiary entities."

(4) For the purposes of subsection (3), the prescribed period is the shorter of

(a) the period commencing on March 30, 2004 and ending immediately prior to the determination required by subsection (3); and

(b) the three year period ending immediately prior to the determination required by subsection (3).

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

(7) For the purposes of subclause 3(f)(i), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) a person's spouse, minor child or stepchild, or a child or stepchild who shares the person's home; or

(b) an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

(8) Despite subsection (3), a person will not be considered to have a material relationship with the Company solely because he or she

(a) has previously acted as an interim chief executive officer of the Company, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee, other than on a full-time basis.

<u>Meaning of "Financial Literacy"</u>

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Schedule "B"
to Information Circular of
Advent Wireless Inc. (May 23, 2008)

SHARE OPTION PLAN
(the "*Plan*")

Dated for Reference June 27, 2008

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan will be to advance the interests of Advent Wireless Inc. (the "*Company*") by encouraging equity participation in the Company through the acquisition of common shares (the "*Shares*") of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies (the "*TSX-V Policies*") of the TSX Venture Exchange (the "*TSX-V*") and any inconsistencies between this Plan and the TSX-V Policies, whether due to inadvertence or changes in TSX-V Policies, will be resolved in favour of the TSX-V Policies.

Definitions

2.1 In this Plan:

"***Affiliate***" means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

"***Associate***" has the meaning assigned by the Securities Act;

"***Board***" means the board of directors of the Company or any committee thereof duly empowered or authorized to grant options under this Plan;

"***Change of Control***" includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor,

where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of

an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect the control of the Company or its successor;

"***Company***" means Advent Wireless Inc. and includes, unless the context otherwise requires, all of its subsidiaries of affiliates and successors according to law;

"***Consultant***" means an individual or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing *bona fide* basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Company or an Affiliate and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

"***Consultant Company***" means for an individual consultant, a company or partnership of which the Person is an employee, shareholder or partner;

"***Directors***" means the directors of the Company as may be elected from time to time;

"***Discounted Market Price***" has the meaning assigned by Policy 1.1 of the TSX-V Policies;

"***Disinterested Shareholder Approval***" means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

"***Distribution***" has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

"***Effective Date***" for an Option means the date of grant of the Option by the Board;

"***Employee***" means:

(i) an individual who is considered an employee under the ***Income Tax Act*** (i.e., for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods

of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

"***Exercise Price***" means the amount payable per Optioned Share on the exercise of an Option, as specified in the Option Commitment relating to such Option;

"***Expiry Date***" means the day on which an Option lapses as specified in the Option Commitment relating to such Option or in accordance with the terms of this Plan;

"***Insider***" means:

(i) an insider as defined in the TSX-V Policies or as defined in securities legislation applicable to the Company; or

(ii) an Associate of any person who is an Insider by virtue of (i) above;

"***Investor Relations Activities***" has the meaning assigned by Policy 1.1 of the TSX-V Policies, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

"***Listed Shares***" means the number of issued and outstanding Shares of the Company that have been accepted for listing on the TSX-V, but excluding dilutive securities not yet converted into Listed Shares;

"***Management Company Employee***" means an individual employed by another Person providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged primarily in Investor Relations Activities;

"***Officer***" means a duly appointed senior officer of the Company;

"***Option***" means the right granted under this Plan to a Service Provider to purchase Optioned Shares;

"***Option Commitment***" means the notice of grant of an Option delivered by the Company to a Service Provider and substantially in the form of Schedule "A" (as to an Option without vesting provisions) or Schedule "B" (as to an Option with vesting provisions) attached hereto;

"***Optioned Shares***" means Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

"***Optionee***" means the recipient of an Option granted under this Plan;

"***Outstanding Shares***" means at the relevant time, the number of outstanding Shares of the Company from time to time;

"***Participant***" means a Service Provider that becomes an Optionee;

"***Person***" means a company or an individual;

"***Plan***" means this Share Option Plan, the terms of which are set out herein or as may be amended;

"***Regulatory Approval***" means the approval to the TSX-V and any other securities regulatory authority that may have lawful jurisdiction over this Plan and any Options granted under this Plan;

"***Securities Act***" means the *Securities Act*, R.S.B.C. 1996, c.418, as amended from time to time;

"***Service Provider***" means a Person who is a *bona fide* Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;

"***Share Compensation Arrangement***" means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to a Service Provider;

"***Shareholders Approval***" means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders' meeting;

"***Shares***" means the common shares of the Company, which Shares are listed on the TSX-V;

"***TSX-V***" means the TSX Venture Exchange and any successor thereto; and

"***TSX-V Policies***" means the rules and policies of the TSX-V as amended from time to time.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 There is hereby established this Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Shares Issuable under the Plan

2.2 Subject to the requirements of the TSX-V, the aggregate number of Optioned Shares that may be issuable pursuant to Options granted under this Plan will not exceed 10% of the number of issued Shares of the Company at the time of the granting of Options under the Plan.

Eligibility

2.3 Options to purchase Optioned Shares may be granted under this Plan to Service Providers from time to time by the Board. A Service Provider that is a corporate entity will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX-V and the Company is first obtained.

Options Granted Under this Plan

2.4 All Options granted under this Plan will be evidenced by an Option Commitment substantially in the forms attached hereto as Schedule "A" or Schedule "B", showing the number of Optioned Shares, the term of the Option, the Exercise Price and a reference to vesting terms, if any.

2.5 Subject to specific variations approved by the Board, all terms and conditions set out in this Plan will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6 Subject to paragraph 2.9, the following restrictions on issuance of Options are applicable under this Plan:

(a) no more than 5% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to any one Optionee in any 12 month period unless the Company is a Tier 1 company on the TSX-V and has obtained disinterested shareholder approval;

(b) no more than 2% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to any one Consultant in any 12 month period;

(c) no more than an aggregate of 2% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to all Employees conducting Investor Relations Activities in any 12 month period; and

(d) no Options can be granted under this Plan (i) while the Company is on notice from the TSX-V that the TSX-V will transfer its listing to NEX and (ii) while the Company's shares trade on NEX.

Options Not Exercised

2.7 In the event an Option granted under this Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

Powers of the Board

2.8 The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a) allot Shares for issuance in connection with the exercise of Options;

(b) grant Options under this Plan;

(c) subject to Regulatory Approval, amend, suspend, terminate or discontinue this Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of this Plan will, without the written consent of all Optionees, alter or impair any Option previously granted under this Plan unless as a result of a change in TSX-V Policies or the Company's tier classification;

(d) delegate all or such portion of its powers under this Plan as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(e) may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms of this Plan.

Terms or Amendments Requiring Disinterested Shareholder Approval

2.9 The Company will be required to obtain Disinterested Shareholder Approval prior to any reduction in the Exercise Price of an Option previously granted to an Insider.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and cannot be less than the Discounted Market Price.

Term of Option

3.2 An Option can be exercisable for a maximum of five (5) years from the Effective Date during such time as the company is a Tier 2 company on the TSX-V and ten (10) years from the Effective Date during such time as the company is a Tier 1 company on the TSX-V.

3.3 Subject to paragraph 3.2, the term of an Option will be set by the Board at the time such Option is granted under this Plan.

Option Amendment

3.4 Subject to section 2.9, the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option or the date of the last amendment of the Exercise Price.

3.5 An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in paragraph 3.2.

3.6 Any proposed amendment to the terms of an Option must be approved by the TSX-V prior to the exercise of such Option.

Vesting of Options

3.7 Vesting of Options is at the discretion of the Board and will generally be subject to:

(a) the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(b) remaining as a Director of the Company or any of its subsidiaries or Affiliates during the vesting period.

Vesting of Options Granted for Investor Relations Activities

3.8 Options granted to Consultants conducting Investor Relations Activities will vest:

(a) over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or

(b) such longer vesting period as the Board may determine.

Optionee Ceasing to be Director, Employee or Service Provider

3.9 The Option will expire immediately at such time as and no Option may be exercised after the Service Provider has left his or her employment/office or has been advised that his or her services are no longer required or that his or her service contract has expired, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death

of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b) Options granted to a Service Provider conducting Investor Relations Activities may be extended, at the discretion of the Board, for up to a maximum period of 30 days from the date the Optionee ceases to conduct such activities during such time as the Company is a Tier 2 company on the TSX-V or for such other time period as the Board may determine during such time as the Company is a Tier 1 company on the TSX-V, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to conduct such activities;

(c) Options granted to an Optionee other than one conducting Investor Relations Activities may be extended, at the discretion of the Board, for up to a maximum period of up to 90 days from the date the Optionee ceases to be employed with or provide services to the Company during such time as the Company is a Tier 2 company on the TSX-V or for such other time period as the Board may determine during such time as the Company is a Tier 1 company on the TSX-V, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or provide services to the company; and

(d). in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Non-Assignable

3.10 Subject to paragraph 3.9(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.11 The number of Shares subject to an Option will be subject to adjustment in the event and in the manner following:

(a) in the event of a subdivision of Shares as constituted on the date of this Plan, at any time while an Option is in effect, into a greater number of Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefore;

(b) in the event of a consolidation of the Shares as constituted on the date of this Plan, at any time while an Option is in effect, into a lesser number of Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Shares as result from the consolidation;

(c) in the event of any change of the Shares as constituted on the date of this Plan, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Shares so purchased had the right to purchase been exercised before such change;

(d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this sub-paragraph 3.11(d);

(e) an adjustment will take effect at the time of the event giving rise to the adjustment and the adjustments provided for in this paragraph are cumulative;

(f) the Company will not be required to issue fractional shares in satisfaction of its obligations under this Plan. Any fractional interest in a Share that would, except for the provisions of this sub-paragraph 3.11(f), be deliverable upon the exercise of an Option will be cancelled and will not be deliverable by the Company; and

(g) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this paragraph 3.11, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option pursuant to this Plan, an authorized Director or Officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to this Plan and have the right to purchase the Optioned Shares at the Exercise Price set out in such Option Commitment, subject to the terms and conditions of this Plan.

Manner of Exercise

4.2 An Optionee who wishes to exercise his or her Option may do so by delivering to the Company:

(a) a written notice specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in paragraph 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate will bear a legend stipulating any resale restrictions required under applicable securities laws. The certificate will also bear a legend stipulating that the Optioned Shares are subject to a four month TSX-V hold period commencing the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in this Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Optioned Shares issued in accordance with the provisions of this Plan or to the effect of the *Income Tax Act* (Canada) or any other taxing statute governing the Options or the Optioned Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3 This Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of this Plan

5.4 The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate this Plan with respect to all Optioned Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of this Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE "A"

ADVENT WIRELESS INC.
SHARE OPTION PLAN DATED JUNE 27, 2008

OPTION COMMITMENT
[No Vesting Provision]

Notice is hereby given that, effective this ______ day of ______________________, 200__ (the "*Effective Date*"), **ADVENT WIRELESS INC.** (the "*Company*") has granted to ____ (the "*Service Provider*") an Option to acquire _______________ Shares (the "*Optioned Shares*") until 4:30 p.m. (Vancouver Time) on the ____ day of ________________________, 200__ (the "*Expiry Date*") at an exercise price (the "*Exercise Price*") of S_____ per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated.

To exercise your Option, you must deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] ____________________________ of the Company, entitled to receive Options under TSX-V Policies.

ADVENT WIRELESS INC.

Authorized Signatory

By signature hereunder, [*Service Provider*] hereby acknowledges receipt of this Option Commitment and hereby consents to the Company's collection, use and disclosure of his/her personal information for the purposes of the Company's grant of the Option evidenced by this Option Commitment. [*Service Provider*] further acknowledges that, from time to time, the Company may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Company, [*Service Provider*] hereby expressly consents to such disclosure.

____

[*Service Provider*]

SCHEDULE "B"

ADVENT WIRELESS INC.
SHARE OPTION PLAN DATED JUNE 27, 2008

OPTION COMMITMENT
[Vesting Provisions]

Notice is hereby given that, effective this _____ day of ______________________, 200__ (the "*Effective Date*"), **ADVENT WIRELESS INC.** (the "*Company*") has granted to ______________________________________ (the "*Service Provider*") an Option to acquire ____ ____________ Shares (the "*Optioned Shares*") until 4:30 p.m. (Vancouver Time) on the ____ day of ______________________, 200__ (the "*Expiry Date*") at an exercise price (the "*Exercise Price*") of $_____ per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated.

Optioned Shares will vest as follows:

____

____

____

____

____

To exercise your Option, you must deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] ____________________________ of the Company, entitled to receive Options under TSX-V Policies.

ADVENT WIRELESS INC.

Authorized Signatory

By signature hereunder, [*Service Provider*] hereby acknowledges receipt of this Option Commitment and hereby consents to the Company's collection, use and disclosure of his/her personal information for the purposes of the Company's grant of the Option evidenced by this Option Commitment. [*Service Provider*] further acknowledges that, from time to time, the Company may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Company, [*Service Provider*] hereby expressly consents to such disclosure.

____
[Service Provider]

Advent Wireless Inc.

(the "Issuer")

Annual Request Form

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
V6C 3B9

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am the **BENEFICIAL** owner of ______________ shares of the Issuer.

I confirm that I am the **REGISTERED** owner of ______________ shares of the Issuer.

SIGNATURE OF SHAREHOLDER: ______________________ DATE: ____________

CUSIP: 00762S106

END